

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

<u>Via Email</u>
Mr. Eric W. Evans
Chief Financial Officer
Patheon, Inc.
4721 Emperor Boulevard, Suite 200
Durham, North Carolina 27703

  Re: Patheon, Inc.
  Form 10-12G
  Filed February 25, 2011
  File No. 000-54283

Dear Mr. Evans:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jeffrey Riedler

        Jeffrey Riedler
        Assistant Director